August 1, 2025

John Ross
Chief Executive Officer
Central Bancompany, Inc.
238 Madison Street
Jefferson City, MO 65101

       Re: Central Bancompany, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 17, 2025
           CIK No. 0002065601
Dear John Ross:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 27, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors
Our business may be adversely affected by unfavorable economic conditions, page
34

1. We note your response to prior comment 3 stating that a significant portion of your real estate loan portfolio is concentrated in Missouri. Please revise your disclosure to include a discussion of the real estate market in Missouri, including any known risks or trends that could materially impact the the performance of your loan portfolio.
       Please contact Sarmad Makhdoom at 202-551-5776 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related
 August 1, 2025
Page 2

matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Catherine M. Clarkin